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                                                               [Hartford Logo]

April 26, 2006

VIA EDGAR

Michael L. Kosoff
Staff Attorney--Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:         Registration Statements on Form S-1/N-4

File Nos.   333-43799, 333-43805, 033-71686, 333-14761, 033-37577, 033-63799,
            333-65233, 333-65231, 333-20343, 333-20345, 033-63935, and 033-63829

Dear Mr. Kosoff:

Thank you for taking time to discuss your comments to the above captioned form S-1 filings with us this morning. As you know, the changes presented and agreed upon will be incorporated into the corresponding Form N-4 filings.

Presented below, please find our proposed responses to your comments and questions:

1. Please clarify in the Highlights section that a Market Value Adjustment may also be taken when transferring values from the General Account to other Sub-Accounts (All filings).

We propose adding the following after the second sentence of the Highlights section entitled "Is there a Market Value Adjustment?":

    A Market Value Adjustment will also be applied to any general account value that is transferred from the General Account to other Sub-Accounts before the end of the Guarantee Period.

2. Please clarify that the Market Value Adjustment will reduce the amount a customer transfers if the Guarantee Period's rate of interest is the same or substantially the same as the rate of interest then being credited to the new Guarantee Period (All Filings).

We propose adding the following clause after the words "is lower than" within the second sentence of the third paragraph of the section entitled "Market Value Adjustment":

    , or relatively the same as (due to the application of the Market Value Adjustment factor (as described in Appendix I)),

3. Please clarify the nature of an impasse with a Fund complex whereby new purchases could be restricted (All Filings).

We propose adding the following sentence at the conclusion of the third paragraph under the section entitled "Abusive Transfer Policy":

    In other words, an Underlying Fund complex could refuse to allow new purchases of shares by all Hartford variable product investors if we and the Fund complex can not reach a mutually acceptable agreement on how to treat an investor who, in the Fund's opinion, has violated the Fund's abusive trading restrictions.



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4.   Please clarify the basis for which a General Account transfer restriction period might be imposed and the implications thereof in terms of the guaranteed interest rate, Market Value Adjustment and rate of interest credited for the new Guaranteed Period (All Filings).

We propose adding the following new paragraph following the section entitled "General Account Transfer Restrictions":

    We generally intend to enforce these restrictions during periods of extreme volatility within the U.S. stock markets or when we have significant concerns about disintermediation. If we enforce this restriction:

    o The last then effective Guarantee Period and guaranteed interest rate will remain in effect until the end of the transfer moratorium;

    o The Market Value Adjustment will take into consideration the amount of time consumed by the transfer moratorium only with regard to the Guaranteed Period during which the transfer moratorium was declared; and

    o Rates of interest that we will credit for the new Guaranteed Period will be automatically reset to the rate of interest we declare as of the conclusion of the transfer moratorium.

5. Please revise the Market Value Adjustment factor formula to more clearly differentiate between the letter "I" and the number "1" (All Filings).

We propose replacing the formula with the following: [(1 + I)/(1 + J + P)] TO THE POWER OF n/12-1 where P = 0.005 or 0.0025, as applicable. The prefatory wording to this formula shall also be referenced in all filings.

You have also asked us to comment as to the basis of the difference between the factor "P" used in this formula as among the various products reviewed. As you may be aware, we only provide administrative services for Union Security Insurance Company and therefore we have no basis to know what factors they used to originally arrive at this distinction. Since essentially all of the prior staff from Union Security is no longer with the company, we have been unsuccessful in finding this answer. We have, however, speculated that the difference may be attributable to historical differences in distribution channels from one product to another.

6. Please add a sample calculation for a neutral adjustment in the Market Value Adjustment (All Filings).

We propose adding the following calculation, as applicable, to Appendix I:

Sample Calculation 4: Neutral Adjustment (where P=.005)

Amount withdrawn or transferred:            $10,000
Existing Guarantee Period:                  7 years
Time of withdrawal or transfer              Beginning of 3rd year of Existing Guarantee Period
Guaranteed Interest Rate (I)                8%
Guaranteed Interest Rate for
new 5 year guarantee (J)                    8%
Remaining Guarantee Period (N)              60 months
Market Value Adjustment                     = $10,000 x [[(1 + .08)/(1 + .08 + .005)] TO THE POWER OF 60/12-1]
                                            = -$228.30

Amount transferred or withdrawn (adjusted for Market value Adjustment): $
9,771.70



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Sample Calculation 4: Neutral Adjustment (where P=.0025)

Amount withdrawn or transferred:            $10,000
Existing Guarantee Period:                  7 years
Time of withdrawal or transfer              Beginning of 3rd year of Existing Guarantee Period
Guaranteed Interest Rate (I)                8%
Guaranteed Interest Rate for
new 5 year guarantee (J)                    8%
Remaining Guarantee Period (N)              60 months
Market Value Adjustment                     = $10,000 x [[(1 + .08)/(1 + .08 + .0025)] TO THE POWER OF
                                            60/12-1]
                                            = -$114.94

Amount transferred or withdrawn (adjusted for Market value Adjustment): $
9,885.06

In addition, we shall revise the conclusions to reflect a negative sum, as applicable.

7. Please reconcile wording within Appendix I regarding the modification of the Market Value Adjustment factor if the guaranteed interest rate was no longer offered with other statements within the body of the prospectus which do not mention any such reservation. [TD Waterhouse Separate Accounts A & D and Masters Separate Account A].

We propose deleting the wording from Appendix I inasmuch as this option is not intended to be used.

8. Please restate the Market Value Adjustment formula used for contracts issued in Florida [Masters+ Variable Account D].

We propose replacing the narrative description of the factor with the following:

    For Contracts we issue in Florida, we will determine the Market Value Adjustment by multiplying the general account value that is withdrawn or transferred from the existing Guarantee Period (after deduction of any applicable surrender charge) by the following factor:

              [(1 + I)/(1 + J + 0.0025)] TO THE POWER OF n/12-1

9. Please comment on the nature of the reinsurance arrangements between Hartford Life and Annuity Insurance Company and Union Security Insurance Company as referenced in the last paragraph of Appendix II.

First Fortis Insurance Company and its affiliates (collectively, "Fortis") and Hartford Life Insurance Company, Hartford Life and Annuity Insurance Company and Hartford Life, Inc. (collectively, "The Hartford") entered into a certain Asset Purchase Agreement dated January 25, 2001 pursuant to which, among other things, The Hartford agreed to assume Fortis' contractual obligations under certain variable products as generally described in each contract and applicable prospectus. Effective April 1, 2001, The Hartford became a reinsurer of these contractual obligations and also assumed certain administrative service responsibilities for the contracts reinsured. These reinsurance treaties do not alleviate any primary duties of Fortis to their customers. Customers have recourse only against Fortis with respect to any and all guarantees or other obligations. The Hartford provides no guarantees or assurances to Fortis customers as a result of these arrangements.

In accordance with our discussions this afternoon, we understand that you do not feel that the wording of the prospectus needs to be amended to further elaborate on this point.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. We acknowledge that the review of the filing by the Staff of the Commission does not relieve



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the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. We look forward to receiving your effectiveness order on or about May 1, 2005.

If you have any further comments or questions, please call me at
(860) 843-1941.

Very truly yours,

/s/ Richard Wirth

Richard Wirth
Senior Counsel